E.6

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50174 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Questar Capital Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

| Minneapolis | MN | 55416 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy C. Halverson (763) 582-6471
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

| 45 South 7th Street #3400 | Minneapolis | MN | 55402 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





RMS

## OATH OR AFFIRMATION

I, Amy C. Halverson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Questar Capital Corporation, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA JEAN EVANS
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2020

Signature

Chief Financial Officer
Title

Patricia Jean Evans
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## Table of Contents

pwc

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Questar Capital Corporation

### *Opinion on the Financial Statements*

We have audited the accompanying Statement of Financial Condition of Questar Capital Corporation (the "Company") as of December 31, 2018, and the related Statements of Operations, of Changes in Stockholder's Equity and of Cash Flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### *Supplemental Information*

The accompanying Computation of Net Capital and Aggregate Indebtedness under SEA Rule 15c3-1 of the Securities and Exchange Commission, Information for the Determination of the Customer Account Reserve Requirements under SEA Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements under SEA Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated

whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital and Aggregate Indebtedness under SEA Rule 15c3-1 of the Securities and Exchange Commission, Information for the Determination of the Customer Account Reserve Requirements under SEA Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements under SEA Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

March 1, 2019

We have served as the Company's auditor since 2018.

# QUESTAR CAPITAL CORPORATION

Statement of Financial Condition

December 31, 2018

| | | |
|---|---|---|
| **Assets** | | |
| Cash and clearing deposit | $ | 10,684,467 |
| Concessions receivable | | 3,894,299 |
| Prepaid expenses | | 528,314 |
| Deferred tax asset, net of valuation allowance of $250,000 | | 1,704,804 |
| Receivables from registered representatives, held-for-sale | | 5,111,768 |
| Receivables from registered representatives (net of allowance for uncollectible accounts of $1,054,173) | | 478,898 |
| Total assets | $ | 22,402,550 |
| **Liabilities and Stockholder's Equity** | | |
| Commissions payable | $ | 5,573,422 |
| Payables to affiliates, net | | 926,834 |
| Accrued expenses | | 3,256,088 |
| Accounts payable | | 195,677 |
| Deferred revenue | | 702,501 |
| Total liabilities | | 10,654,522 |
| Stockholder's equity: | | |
| Common stock, no par value, 50,000 shares authorized and outstanding | | 113,728 |
| Additional paid-in capital | | 164,532,182 |
| Retained deficit | | (152,897,882) |
| Total stockholder's equity | | 11,748,028 |
| Total liabilities and stockholder's equity | $ | 22,402,550 |

See accompanying notes to financial statements.

**QUESTAR CAPITAL CORPORATION**

Statement of Operations

Year Ended December 31, 2018

| | |
|---|---|
| Revenue: | |
| Commissions | $ 82,388,608 |
| Revenue from the sale of investment company shares | 15,516,080 |
| Other revenue | 7,949,355 |
| Total revenue | 105,854,043 |
| Expenses: | |
| Commissions | 90,067,911 |
| Salaries and employee benefit charges | 11,944,575 |
| Legal and compliance charges | 1,348,592 |
| Professional fees | 3,714,125 |
| Information technology charges | 1,156,059 |
| Taxes, license and fees | 859,208 |
| Other expenses | 3,893,405 |
| Total expenses | 112,983,875 |
| Loss before taxes | (7,129,832) |
| Income tax benefit | 1,686,574 |
| Net loss | $ (5,443,258) |

See accompanying notes to financial statements.

**QUESTAR CAPITAL CORPORATION**

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2018

| | | Common stock | Additional paid-in capital | Retained deficit | Total |
|---|---|---|---|---|---|
| Balance at December 31, 2017 | $ | 113,728 | 160,032,182 | (147,454,624) | 12,691,286 |
| Capital contribution | | — | 4,500,000 | — | 4,500,000 |
| Net loss | | — | — | (5,443,258) | (5,443,258) |
| Balance at December 31, 2018 | $ | 113,728 | 164,532,182 | (152,897,882) | 11,748,028 |

See accompanying notes to financial statements.

**QUESTAR CAPITAL CORPORATION**

Statement of Cash Flows

Year Ended December 31, 2018

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (5,443,258) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Deferred income tax expense | (701,832) |
| Change in: | |
| Concessions receivable | (341,027) |
| Prepaid expenses | 134,557 |
| Receivables from registered representatives | 2,329,551 |
| Commissions payable | 506,145 |
| Payables to affiliates, net | (472,668) |
| Accrued expenses | 2,073,197 |
| Accounts payable | 161,599 |
| Deferred revenue | (514,568) |
| Net cash used in operating activities | (2,268,304) |
| Cash flows from financing activity: | |
| Capital contribution from parent | 4,500,000 |
| Net cash provided by financing activity | 4,500,000 |
| Net increase in cash and clearing deposit | 2,231,696 |
| Cash and clearing deposit at beginning of year | 8,452,771 |
| Cash and clearing deposit at end of year | $ 10,684,467 |

See accompanying notes to financial statements.

## (1) Nature of Business and Summary of Significant Accounting Policies

### *(a) Organization*

Questar Capital Corporation (the Company) is a wholly-owned subsidiary of Yorktown Financial Companies, Inc. (Yorktown), which is a wholly-owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life or Parent). Allianz Life is a wholly-owned subsidiary of Allianz of America, Inc. (AZOA), which is a wholly-owned subsidiary of Allianz Europe, B.V., which is a wholly-owned subsidiary of Allianz SE, a European company registered in Munich, Germany.

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and operates as a retail broker-dealer. The Company distributes a full range of securities products, including nonproprietary mutual funds, variable life insurance and annuity contracts, fixed-indexed annuity products, fixed life insurance, and other alternative investments and processes general securities transactions through a clearing arrangement with a third-party. The Company does not carry or hold securities for customer accounts. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Yorktown and Allianz Life.

On October 11, 2018, Allianz Life announced the decision to sell the Company's representative network to an unaffiliated wealth management firm. The closing date of the sale, which the Company received regulatory approval, was March 1, 2019. Proceeds from the sale were $13,630,972.

As a result of the pending sale, the Company expects to incur fees due to terminating certain operational contracts before the end of their contractual terms. The Company recorded an accrual representing the best estimate of these expected fees. In addition, the Company accrued severance expenses of $2,098,378 for estimated severance costs as of December 31, 2018. See note 9 for further details relating to the sale of the Company's representative network.

### *(b) Summary of Significant Accounting Policies*

*Basis of Presentation*

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of December 31, 2018 and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

*Cash and Clearing Deposit*

Cash represents amounts held in depository institutions. The Company is required to maintain deposit accounts with clearing organizations and others to assure the performance of the obligations of the Company under the terms of its agreements. Minimum required balances in deposit accounts with clearing organizations were $110,000 at December 31, 2018.

*Receivables from Registered Representatives*

The Company has a program which offers forgivable loans to registered representatives. The terms of the loans vary for each registered representative and are completely forgiven based on the length of time the loan is outstanding and their affiliation with the Company. In the event a registered representative leaves the Company before the loan is completely forgiven, the remaining balance of the loan becomes due. As of December 31, 2018, the Company had gross loan receivables related to this program of $6,361,179. Of the gross loan receivables, $5,111,768 relate to the Company's registered representatives that will be sold to an unaffiliated wealth management firm and are presented separately as Receivables from registered representatives, held-for-sale on

the Statement of Financial Position. The remaining receivables are stated net of write-offs and allowances for uncollectible accounts. The Company established an allowance for uncollectible accounts based on a policy that reflects the expected collectibility of the account. As of December 31, 2018, the Company recorded an allowance for uncollectible loans to registered representatives of $911,745.

The Company also has fee receivables from registered representatives. The receivables are stated net of write-offs and allowances for uncollectible accounts. The Company established an allowance for uncollectible accounts based on a reserve policy that reflects the expected collectibility of the account. As of December 31, 2018, the gross receivable was $283,660, and the Company recorded an allowance for uncollectible accounts of $142,428.

*Revenues and Expenses*

The Company's primary source of revenue is from commissions on the sale of fixed-indexed annuities, variable annuities, and other security related products. The Company also earns revenue from the sale of investment company shares. For more information on the Company's revenue, refer to note 2. The primary expense of the Company is the corresponding commissions paid to registered representatives for these sales. Commission expense is recognized in the same manner as the related income is earned. The clearing and depositing operations are provided by a third-party.

*Federal Income Taxes*

The Company utilizes the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. When it is extremely remote that deferred tax assets will be realized, the asset and corresponding valuation allowance are written off.

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the financial statements. Any such change could significantly affect the amounts reported in the Statement of Operations. Quarterly, management evaluates the appropriateness of such provisions based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, technical advice memorandums, and other rulings issued by the Internal Revenue Service (IRS) or the tax courts. The Company is included in the consolidated federal income tax return with AZOA and all of its wholly-owned subsidiaries. The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to U.S. Treasury Department regulations. The Company will be paid for the tax benefit on its losses and any other tax attributes.

*Recently Issued Accounting Pronouncements – Adopted*

The Financial Accounting Standards Board (FASB) issued the following Accounting Standard Updates (ASUs) as part of their comprehensive new revenue recognition standard:

- ASU 2014-09, Revenue from Contracts with Customers. This update defines the new standard for recognizing revenue from contracts when goods and services are transferred to a customer in exchange for payment. The model requires 1) identifying contracts with a customer; 2) identifying separate performance obligations; 3) determining the transaction price; 4) allocating the transaction price to the separate performance obligations; and 5) recognizing revenue when (or as) the entity satisfies a performance obligation. The revenue recognition standard does not apply to financial instruments or to insurance contracts. However, the standard will require significantly more disclosures about items

that are recorded under the new revenue recognition model. The amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods beginning after December 15, 2018.

- ASU 2016-08, Revenue Recognition - Principal versus Agent (reporting revenue gross versus net). This update adds clarifications to the principal versus agent guidance contained within ASU 2014-09 and provides guidance to aid in the assessment of control. Under the new guidance, an entity that controls the specified good or services before it is transferred to a customer is considered a principal and will recognize revenue on a gross basis. The amendments in this update are effective concurrently with ASU 2014-09.
- ASU 2016-12, Revenue Recognition - Narrow-scope Improvements and Practical Expedients. This update provides clarifying guidance impacting several areas of the new standard, including non-cash consideration and assessing collectibility. The amendments in this update are effective concurrently with ASU 2014-09.
- ASU 2016-20, Technical Corrections and Improvements to Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. This update makes various minor clarifications to the guidance issued in ASU 2014-09. The amendments in this update are effective concurrently with ASU 2014-09.

See note 2 for additional information regarding the adoption of ASC Topic 606.

## (2) Revenues

### *(a) Implementation of ASC Topic 606, Revenue from Contracts with Customers*

On January 1, 2018, the Company implemented ASC Topic 606, Revenue from Contracts with Customers, utilizing the modified retrospective method. Reporting results for periods beginning subsequent to December 15, 2017 reflect the new standard.

There was no material impact to retained earnings as of January 1, 2018 or to revenue for the year ended December 31, 2018, as revenue recognition and timing of revenue did not change as a result of implementing ASC Topic 606.

### *(b) Revenue from Contracts with Customers*

*Commissions*

Commission revenue refers to fees earned by the Company for sales of insurance contracts, mutual funds, and other security-related products, single commissions, and fees earned over the life of the contract, trail commissions. Commission revenue related to the sale of insurance contracts and other-security related products are recorded in Commissions in the Statement of Operations. Commission revenue related to the sale of mutual funds is recorded in Revenue from the sale of investment company shares in the Statement of Operations.

For single commissions received, the performance obligation of the Company is ultimately to facilitate customer purchase of an insurance contract, mutual fund, or other security-related product (through registered representatives) that will be issued by Allianz Life, Allianz of New York, or an unaffiliated third-party. The performance obligation is satisfied at the time of sale. Single commission revenue is based on a percentage of the total contract value generated from the sale of an insurance contract, mutual fund, or other security-related product. The total amount of the single commission is earned as revenue when the insurance contract or mutual fund and other security-related product is sold, per the transaction date, as returns are not reflective of significant reversal. Payment of the commission is settled daily.

Trail commissions are an ongoing benefit that the Company receives for as long as the contract is in force. Trail commission revenue is based on a percentage of daily net fund assets. The Company receives trail commissions on a monthly or quarterly basis as perpetual payment associated with marketing and distribution services and these commissions are not subject to clawback. For trail commission revenue, the performance obligation is

considered a series of these distinct marketing and distribution services performed each period that are substantially the same. This revenue is earned ratably over time to match the continued delivery of the performance obligation over the life of the contract.

*Affiliation Fees*

Affiliation fees are revenues received for providing affiliation or the continued affiliation of the financial professional as a registered representative with the Company and are recorded in Other revenue in the Statement of Operations. This performance obligation includes offering ongoing support, service, technology, and training which assists in attracting and retaining clients. The amount of revenue recorded for affiliation fees is based on the volume of revenue generated by the registered representative on the placement of contracts. Pursuant to the contract, the affiliation fee is based on a tiered amount of gross dealer concession generated on an annual basis. The registered representative's production is re-evaluated at the end of each production year to determine the affiliation fee for the upcoming year. For affiliation fee revenue the performance obligation is considered a series of distinct services performed each period that are substantially the same. This revenue is earned ratably over time to match the continued delivery of the performance obligation over the life of the contract. Payment of the affiliation fees is settled monthly.

*Marketing Stipend*

Marketing stipend revenue is payment the Company receives for the performance obligation of providing ongoing sales and marketing support to investment companies and investment professionals contracted by the Company. Marketing stipend revenue is recorded in Other revenue in the Statement of Operations. Marketing stipend revenue is calculated as a percentage of either average daily net fund assets and/or premium. For the portion of this revenue based on premium, the total amount of stipend is earned as revenue and the performance obligation is satisfied when an insurance contract is sold, per the transaction date, as returns are not reflective of significant reversal. For the portion of revenue based on assets under management, the performance obligation is considered to be a series of distinct services performed each period that are substantially the same, which is earned ratably over time to match the continued delivery of the performance obligation over the life of the contract. Payment of the marketing stipend is settled monthly or quarterly.

*Revenues Outside the Scope of ASC Topic 606*

Revenues that are outside the scope of ASC Topic 606 include Other revenue, excluding affiliation fees and marketing stipend revenue as mentioned above, in the Statement of Operations. These revenues are outside the scope of ASC Topic 606, because the revenues are not the result of contracts with customers.

The following table presents total disaggregated revenue for the year ended December 31, 2018:

| | |
|---|---|
| Single commissions | $ 66,688,465 |
| Trail commissions | 31,216,223 |
| Affiliation fees | 3,487,850 |
| Marketing stipends | 2,683,646 |
| Other revenues | 1,777,859 |
| Total revenue | $ 105,854,043 |

## (3) Transactions with Related Parties

Questar Asset Management, Inc. (QAM) is a related company through common control and ownership. The Company pays commissions on behalf of QAM to registered representatives, which are then charged to QAM on a periodic basis and settled in cash. The commissions paid by the Company on behalf of QAM reflect the actual commissions owed to registered representatives. No intercompany payable or receivable existed at December 31, 2018. In addition, the Company collects renewal fees and pays various operating expenses on behalf of QAM. At December 31, 2018, the Company had a net payable of $284,857 due to QAM. The net payable is located in Payables to affiliates, net on the Statement of Financial Condition.

The Company maintains a selling agreement with Allianz Life Financial Services, LLC (ALFS), a wholly-owned subsidiary of Allianz Life, for the distribution of variable annuity products and with Allianz Life for the distribution of variable annuity and fixed-indexed annuity products. During 2018, these agreements resulted in commission revenue of $4,008,088 and marketing stipend revenue of $61,232 from ALFS and commission revenue of $26,243,666 and marketing stipend revenue of $610,138 from Allianz Life. Commission revenue is located in Commissions in the Statement of Operations. The marketing stipend revenue is located in Other revenue in the Statement of Operations.

The Company has an expense sharing arrangement where Allianz Life will pay certain direct operating expenses on behalf of the Company and then be reimbursed by the Company. During 2018, Allianz Life incurred $15,971,349 in direct operating expenses. The Company also receives allocated expenses for overhead. During 2018, $4,104,645 was allocated to the Company using an allocation method developed by management of Allianz Life. At December 31, 2018, the Company had a payable due to Allianz Life of $641,977 related to these expenses. The payable is located in Payables to affiliates, net on the Statement of Financial Condition.

In 2018, Allianz Life adopted three board resolutions agreeing to make capital contributions in the form of cash payments to the Company. Total capital contributions of $4,500,000 were made to the Company during 2018. All capital contributions were made to the Company to fund operations of the Company.

## (4) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as agent. These activities may expose the Company to credit and market risks in the event customers, other broker-dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

## (5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Securities Exchange Act (SEA) Rule 15c3-1) and is required to maintain minimum net capital of $710,302 as of December 31, 2018. At December 31, 2018, the Company had net capital of $3,471,085, which was $2,760,783 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 3.07 : 1 at December 31, 2018. The complete computation of net capital and aggregate indebtedness under SEA Rule 15c3-1 is located at Schedule I.

## (6) SEA Rule 15c3-3 Exemption

The Company clears customer transactions on a fully disclosed basis with a clearing broker-dealer. The Company does not hold customer funds or safekeep customer securities and claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(ii) and (k)(1). Under this exemption, the "Information for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

## (7) Income Taxes

The income tax benefit for the year ended December 31, 2018, reflected in the Statement of Operations, is as follows:

| | | |
|---|---|---|
| Current tax benefit | $ | 984,742 |
| Deferred tax benefit | | 701,832 |
| Income tax benefit as reported | $ | 1,686,574 |

There was a provision for state income taxes reflected in the Statement of Operations for the year ended December 31, 2018, due to a tax sharing agreement with AZOA that was effective January 1, 2018. Per the agreement, the Company will be reimbursed for returns filed on a combined basis with AZOA.

The income tax benefit computed at the statutory rate of 21% varies from the tax benefit reported in the Statement of Operations as follows:

| | | |
|---|---|---|
| Income tax benefit computed at the statutory rate | $ | 1,497,266 |
| Allocated nondeductible expenses | | (29,127) |
| State income taxes | | 218,435 |
| Income tax benefit as reported | $ | 1,686,574 |

Tax effects of temporary differences giving rise to the significant components of the deferred tax assets at December 31, 2018, are as follows:

| | | |
|---|---|---|
| **Deferred tax assets:** | | |
| State non-combined income tax | $ | 250,000 |
| State combined income tax | | 139,435 |
| Deferred compensation | | 896,193 |
| Legal accruals | | 7,140 |
| Agent debt reserve | | 221,377 |
| Severance accrual | | 440,659 |
| Total | | 1,954,804 |
| State non-combined income tax valuation allowance | | (250,000) |
| Net deferred tax asset | $ | 1,704,804 |

The Company has generated state deferred tax assets due to net operating loss carryforwards in various states. The Company has previously recognized valuation allowances against these net operating loss carryforwards as it did not believe that the net operating loss carryforwards would be realized. Due to the sale of the Company's representative network, refer to note 1 for further information, the Company wrote off all of the net operating loss carryforwards and offsetting valuation allowances as it has determined it is extremely remote that it will realize the net operating loss carryforwards. As the deferred tax asset arising from the net operating loss carryforwards were fully allowed for, there is no impact on the Statement of Financial Condition or Statement of Operations.

Although realization is not assured, the Company believes it is not necessary to establish a full valuation allowance for the total deferred tax assets as it is more likely than not the deferred tax asset of $1,704,804 will be realized principally through reimbursement from AZOA as the existing deductible temporary differences reverse. The state income tax deferred tax asset related to non-combined returns with AZOA is not part of the new tax sharing agreement and a valuation allowance has been recorded on the state non-combined income tax deferred tax assets. The state income tax deferred tax asset related to combined returns with AZOA is part of the new tax sharing agreement and no valuation allowance was recorded.

The Company is included in the consolidated group for which AZOA files a federal income tax return on behalf of all group members. As a member of the AZOA consolidated group, the Company is no longer subject to U.S. federal and non-U.S. income tax examinations for years prior to 2015, though examinations of combined returns filed by AZOA, which include the Company by certain U.S. state and local tax authorities, may still be conducted for 2008 and subsequent years. The last Internal Revenue Service examination of AZOA involved amended returns filed by AZOA for the 2015 tax year, which included carrybacks to the 2012 tax year. This examination concluded in October 2018 with the Internal Revenue Service proposing no adjustments that impacted the Company's tax liability for either 2012 or 2015. The Internal Revenue Service has also initiated examinations of AZOA's 2016 and 2017 income tax returns, which is expected to close by the end of 2019.

The Company had no unrecognized tax benefits as of January 1, 2018 and December 31, 2018. The Company does not expect any significant changes related to unrecognized tax benefits during the next twelve months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in federal income tax expense. As of December 31, 2018, the Company had not recognized any interest and penalties.

Income taxes received by the Company were $984,742 in 2018.

## (8) Contingencies

The Company is currently a defendant in various pending litigation and arbitration matters, arising from the conduct of its business. When evaluating litigation, claims, and assessments, management considers the nature of the litigation, progress of the case, opinions, or views of legal counsel, as well as prior experience in similar cases. Management uses this information to assess the likelihood of loss and whether the amount of loss can be reasonably estimated prior to making any accrual. The Company recognizes legal costs for defending itself as incurred.

The financial services industry, including distribution companies, has been the subject of increasing scrutiny by regulators, legislators, and the media over the past few years. As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's business remains elevated. From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. The Company is cooperating with regulators in responding to these requests. In certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on the Company. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals.

## (9) Subsequent Events

No material subsequent events have occurred since December 31, 2018 through March 1, 2019, the date at which the financial statements were issued, that would require adjustment to the financial statements.

Subsequent to December 31, 2018, but prior to the sale on March 1, 2019, certain events occurred that caused $562,525 of the loans to registered representatives classified as Receivables from registered representatives, held-for-sale in the Statement of Financial Condition to no longer meet the criteria of held-for-sale assets. As these events occurred in the subsequent period, no adjustment was made to the financial statements for the period ended December 31, 2018.

**QUESTAR CAPITAL CORPORATION**

Computation of Net Capital and Aggregate Indebtedness

under SEA Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2018

| | | |
|---|---|---|
| Total stockholder's equity | $ | 11,748,028 |
| Deduct – nonallowable assets: | | |
| Net deferred tax asset | | 1,704,804 |
| Receivables from registered representatives | | 5,590,666 |
| Prepaid expenses | | 528,314 |
| Concessions receivable | | 299,971 |
| Other unsecured balances | | 12,264 |
| Deposit accounts | | 10,000 |
| Net capital before haircuts on cash and clearing deposit positions | | 3,602,009 |
| Haircuts on cash and clearing deposit positions | | 130,924 |
| Net capital | | 3,471,085 |
| Minimum capital required to be maintained (greater of 6 2/3% of aggregate indebtedness or $50,000) | | 710,302 |
| Net capital in excess of requirement | $ | 2,760,783 |
| Aggregate indebtedness | $ | 10,654,522 |
| Ratio of aggregate indebtedness to net capital | | 3.07 : 1 |

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the amended Part II of Form X-17A-5 filed on February 28, 2019, and the above computation.

## QUESTAR CAPITAL CORPORATION

Information for the Determination of the Customer Account Reserve

Requirements under SEA Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company claims exemption from SEA Rule 15c3-3 pursuant to the provisions of paragraph (k)(2)(ii) and (k)(1) thereof.

**QUESTAR CAPITAL CORPORATION**

Information Relating to Possession or Control

Requirements under SEA Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company claims exemption from SEA Rule 15c3-3 pursuant to the provisions of paragraph (k)(2)(ii) and (k)(1) thereof.

pwc

## Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Questar Capital Corporation

We have reviewed Questar Capital Corporation's assertions, included in the accompanying Questar Capital Corporation's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) and (k)(1) as the provisions under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 except as described in its exemption report with respect to:

During the year ended December 31, 2018, there were 2,287 instances where the Company did not promptly transmit customer funds and securities to its clearing broker-dealer, or to product issuers for sales made on a subscription-way basis by noon of the next business day following receipt from the customer in accordance with the exemption provisions.

The Company's management is responsible for the assertions and for compliance with the identified exemption provisions throughout the year ended December 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

March 1, 2019

**Questar Capital Corporation's Exemption Report**

Questar Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemptions from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1) and (k)(2)(ii) (the exemption provisions).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) and 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the year ended December 31, 2018 except as described below:

During the year ended December 31, 2018, there were 2,287 instances where the Company did not promptly transmit customer funds and securities to its clearing broker-dealer, or to product issuers for sales made on a subscription-way basis by noon of the next business day following receipt from the customer in accordance with the exemption provisions.

I, Amy Halverson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Amy Halverson
Chief Financial Officer
Questar Capital Corporation

March 1, 2019

pwc

## Report of Independent Accountants

To the Board of Directors of Questar Capital Corporation:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Questar Capital Corporation and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Questar Capital Corporation for the year ended December 31, 2018, solely to assist the specified parties in evaluating Questar Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Questar Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: we agreed the payments of $10,127.66 and $9,784.38 made on July 30, 2018 and February 28, 2019 respectively to bank statement support for wire Ec18073019755151 and wire 0228I1B7033R014317 provided by Amy Halverson, Chief Financial Officer, noting no differences.

2. Compared the Total Revenue amount of $105,854,043 reported on the total revenue line of the audited Form X-17A-5 for the year ended December 31, 2018 to the Total revenue amount of $105,854,043 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2018 noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deduction on line 2c (1), revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products of $92,579,350 to working papers provided by Amy Halverson, Chief Financial Officer, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

pwc

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $13,274,693 and $19,912 respectively of the Form SIPC-7 noting no differences.

b. Recalculated the mathematical accuracy of the working papers supporting line item 2c (1) for the year ended December 31, 2018, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors of Questar Capital Corporation and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 1, 2019

SIPC-7 (36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******2127*********************MIXED AADC 220
50174 FINRA DEC
QUESTAR CAPITAL CORPORATION
5701 GOLDEN HILLS DR
MINNEAPOLIS, MN 55416-1297

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Amy Halverson
763.582.6471

2. A. General Assessment (item 2e from page 2) $ 19,912.04

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 10,127.66 )
7.30.2018
Date Paid

C. Less prior overpayment applied ( — )

D. Assessment balance due or (overpayment) 9,784.38

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,784.38

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** ☐ **Funds Wired** ☒ **ACH** ☐
**Total (must be same as F above)** $ 9,784.38

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Questar Capital Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 27 day of February, 2019.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $105,854,043 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | – |
| (2) Net loss from principal transactions in securities in trading accounts. | – |
| (3) Net loss from principal transactions in commodities in trading accounts. | – |
| (4) Interest and dividend expense deducted in determining item 2a. | – |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | – |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | – |
| (7) Net loss from securities in investment accounts. | – |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 92,579,350 |
| (2) Revenues from commodity transactions. | – |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | – |
| (4) Reimbursements for postage in connection with proxy solicitation. | – |
| (5) Net gain from securities in investment accounts. | – |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | – |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | – |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | – |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ – | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ – | |
| Enter the greater of line (i) or (ii) | – |
| Total deductions | 92,579,350 |
| 2d. SIPC Net Operating Revenues | $13,274,693 |
| 2e. General Assessment @ .0015 | $19,912.04 (to page 1, line 2.A.) |